LEADINGBRANDS™

Q3

2008

Leading Brands, Inc.

Third Quarter Report

Period Ended November 30, 2008

Note: These financial statements have not been reviewed by the Company’s auditors

Report to Shareholders

“Gross profit margin (before discounts and slotting fees) for the quarter was 40%, up from 36.0% in Q3 of fiscal 2007.”

To our Shareholders:

Gross revenue for the quarter was $6,226,000, versus $8,562,000 in Q3 of last year, a decrease of 27%. The principal reasons for the reduction in revenue were the approximately 20% reduction in the value of the Canadian dollar against the US over comparative quarters, reduced sales in the US due to a more difficult economic climate there and lesser bottled water sales in Canada. The exchange rate fluctuation has impacts throughout the Company’s income statement, balance sheet and particularly in the foreign exchange translation adjustment that contributes to comprehensive loss as the great majority of the Company’s assets and operations are either held or conducted in Canadian dollars and the Company presently reports its results in US dollars.

Gross profit margin (before discounts and slotting fees) for the quarter was 40%, up from 36.0% in Q3 of fiscal 2007. Again, one of the most significant drivers in this percentage margin growth was improvement in the Company’s bottling operations.

Net loss for the quarter improved to $465,000, or $0.02 per share. That is material progress from a loss of $1,643,000, or $0.08 per share, in Q3 last year. That improvement in financial performance is once again a direct consequence of increasing gross margin in concert with reductions in fixed overheads and SG&A expenses.

Discounts, rebates and slotting fees declined from $1,114,000 in the same period last year to $834,000 this past quarter. Non-cash stock based compensation expense for the quarter was $53,000. SG&A expenses were $2,015,000, down 40% from $3,379,000 in the same quarter of fiscal 2007. Reductions in SG&A costs continued through this past quarter and will extend into Q4.

For the first nine months of the year gross revenues were $24,847,000 versus $27,443,000 in the first three quarters of fiscal 2007. The Company’s YTD net loss was $1,304,000 versus $3,286,000 in the first nine months of last year.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Forward Looking Statements:
Certain information contained herein includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included herein are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Any non-GAAP financial measures referenced herein such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Leading Brands, Inc • Q3 REPORT	1

Management’s Discussion & Analysis

For the three and nine months ended November 30, 2008

January 7, 2009

The following information should be read in conjunction with the Company’s February 29, 2008 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 18 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in two main business functions:

  the development, production, marketing and distribu- tion of the Company’s branded beverages and the distri- bution of other licensed brands; and
  the operation of a bottling plant in Edmonton, Alberta.

The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company. Its principal product lines include juices, energy drinks, and waters. The bottling plant provides bottling services for the Company’s own products and for other external customers. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

The notable changes and events during the three months ended November 30, 2008 included:

  The Company improved its margin percentage from 26.6% in the quarter ended November 30, 2007 to 31.1% in the quarter ended November 30, 2008;
  The Company reduced its sales, general and administration costs by 40.4% over the same period of the prior year.
  The Company sold its spring water site, recognizing a gain of $264,163 on the sale.
  The Company terminated a warehouse lease recording a non-recurring loss on settlement of $267,697.

For the three months ended November 30, 2008, the Company reported gross sales of $6,226,396 and a net loss of $465,239 as compared to gross sales of $8,561,725 and a net loss of $1,642,819 in the corresponding quarter of the prior year. The reduced loss in 2008 as compared to the corresponding period in 2007 was primarily the result of reduced selling, general and administration expenses.

Risks

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2008 and are available in the February 29, 2008 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in Note 10 and Note 11 of the quarterly financial statements.

Results of Operations

SALES

	Quarter ended	Quarter ended
Sales	November 30, 2008	November 30, 2007	Change
Bottling plant	$2,626,064	$2,658,219	$(32,155)
Distribution and other	$3,600,332	$5,903,506	$(2,303,174)
Total gross sales	$6,226,396	$8,561,725	$(2,335,329)
Discounts, rebates and
slotting fees	$(833,966)	$(1,113,951)	$279,985
Net sales	$5,392,430	$7,447,774	$(2,055,344)

Gross sales for the quarter ended November 30, 2008 were $6,226,396 compared to $8,561,725 for the same quarter of the previous year, representing a decrease of 27.3%. The decrease of $2,335,329 in gross sales for the three months ended November 30, 2008 was the net result of the following:

  increased revenues, before the U.S. dollar exchange impact, of $343,633 from bottling operations;
  increased sales of food products of $67,199; offset by,
  lower sales of the Company’s own branded beverage products of $1,088,239;
2	Q3 REPORT • Leading Brands, Inc

  lower sales of licensed brands in the amount of $576,086 mostly due to the termination of a water distribution agreement;
  lower reported sales from the effects of U.S. dollar exchange rates of $1,081,836.

Discounts, rebates and slotting fees for the quarter ended November 30, 2008 decreased $279,985, as a result of lower discounts for the Company’s beverage brands, before the U.S. dollar exchange impact, in the amount of $94,939, lower discounts for beverage products licensed to the Company in the amount of $23,296, lower discounts for food products of $14,578, lower volume rebates in the amount of $24,287, and lower reported discounts from the effects of U.S. dollar exchange rates of $122,885.

	Nine months ended	Nine months ended
Sales	November 30, 2008	November 30, 2007	Change
Bottling plants	$10,135,759	$8,109,997	$2,025,762
Distribution and other	$14,710,917	$19,332,896	$(4,621,979)
Total gross sales	$24,846,676	$27,442,893	$(2,596,217)
Discounts, rebates and
slotting fees	$(3,406,632)	$(3,241,337)	$(165,295)
Net sales	$21,440,044	$24,201,556	$(2,761,512)

Gross sales for the nine months ended November 30, 2008 were $24,846,676 compared to $27,442,893 for the first nine months of the previous year, representing a decrease of 9.5% . The decrease of $2,596,217 in gross sales for the nine months ended November 30, 2008 was the net result of the following:

  increased revenues, before the U.S. dollar exchange impact, of $1,984,195 from bottling operations;
  higher reported sales from the effects of U.S. dollar exchange rates of $355,742; offset by, lower sales of the Company’s own branded beverage products of $95,696;
  lower sales of licensed brands in the amount of $4,286,327 due to the termination of two distribution agreements; and
  lower sales of food products of $554,131.

Discounts, rebates and slotting fees for the nine months ended November 30, 2008 increased $165,295, as a result of increased promotions of the Company’s beverage brands, before the U.S. dollar exchange impact, in the amount of $468,730, offset by decreased discounts on food products in the amount of $4,004, lower discounts for beverage products licensed to the Company in the amount of $236,505, lower volume rebates in the amount of $47,315, and lower reported discounts from the effects of U.S. dollar exchange rates of $15,611.

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	November 30, 2008	November 30, 2007	Change
Bottling plant	$1,238,132	$1,481,503	$(243,371)
Distribution and other	$2,476,304	$3,984,231	$(1,507,927)
Total	$3,714,436	$5,465,734	$(1,751,298)

Cost of sales for the quarter ended November 30, 2008 was $3,714,436 compared to $5,465,734 for the same quarter of the previous year, representing a decrease of 32%. The decrease was the net result of the following:

  increased cost of sales of food products, before the U.S. dollar exchange impact, of $160,500; offset by, decreased cost of sales of $33,933 related to bottling operations;
  lower cost of sales of the Company’s own branded beverage products of $873,794;
  lower cost of sales of licensed brands in the amount of $348,796 mostly due to the termination of a water distri- bution agreement;
  lower reported cost of sales from the effects of U.S. dollar exchange rates of $655,275.
	Nine months ended	Nine months ended
Cost of Sales	November 30, 2008	November 30, 2007	Change
Bottling plants	$4,507,190	$4,456,776	$50,414
Distribution and other	$9,893,834	$13,885,104	$(3,991,270)
Total	$14,401,024	$18,341,880	$(3,940,856)

Cost of sales for the nine months ended November 30, 2008 was $14,401,024 compared to $18,341,880 for the first nine months of the previous year, representing a decrease of 21.5% . The decrease was the net result of the following:

  increased cost of sales, before the U.S. dollar exchange impact, of $24,347 from bottling operations;
  higher reported cost of sales from the effects of U.S. dollar exchange rates of $323,849; offset by, lower cost of sales of the Company’s own branded beverage products of $739,066;
  lower cost of sales of licensed brands in the amount of $3,155,933 due to the termination of two distribution agreements; and
  lower cost of sales of food products of $394,053.

Leading Brands, Inc • Q3 REPORT	3

	Quarter ended	Quarter ended
Margin	November 30, 2008	November 30, 2007	Change
Bottling plant	$1,286,554	$1,030,362	$256,192
Distribution and other	$391,440	$951,678	($ 560,238)
Total	$1,677,994	$1,982,040	($ 304,046)
Margin percentage	31.1%	26.6%	4.5%

Margin for the quarter ended November 30, 2008 was $1,677,994 compared to $1,982,040 for the same quarter of the previous year, representing a decrease in gross margin of 15.3% . However, margin as a percentage of sales increased 4.5% over the same quarter of the prior year.

The decrease in margin of $304,046 was the net result of the following:

  increased margin, before the U.S. dollar exchange impact, of $401,853 from bottling operations; offset by, lower margin from sales of food products of $78,723;
  lower margin from sales of the Company’s own branded beverage products of $119,506;
  lower margin from sales of licensed brands in the amount of $203,994 mostly due to the termination of a water distribution agreement;
  lower reported sales from the effects of U.S. dollar exchange rates of $303,676.

The improvement in margin as a percentage of sales over the same quarter of the prior year is largely the result of more efficiency in bottling resulting from the closure of the Richmond plant in April 2007 and line improvements in the Edmonton plant which was partially offset by reduced margins in food and branded beverage products.

	Nine months ended	Nine months ended
Margin	November 30, 2008	November 30, 2007	Change
Bottling plants	$5,230,078	$3,209,251	$2,020,827
Distribution and other	$1,808,942	$2,650,425	($ 841,483)
Total	$7,039,020	$5,859,676	$1,179,344
Margin percentage	32.8%	24.2%	8.6%

Margin for the nine months ended November 30, 2008 was $7,039,020 compared to $5,859,676 for the first nine months of the previous year, representing an increase in margin as a percentage of sales of 8.6% . The increase in margin of $1,179,344 was the net result of the following:

  increased margin, before the U.S. dollar exchange impact, of $2,007,163 from bottling operations;
  higher reported margin from the effects of U.S. dollar exchange rates of $47,504;
  higher margin from the sale of the Company’s own branded beverage products of $174,640; offset by, lower margin from sales of licensed brands in the amount of $893,889 due to the termination of two distribution agreements; and
  lower margin from sales of food products of $156,074.

On a percentage basis, margin for the nine months ended November 30, 2008 increased by 20% over the same period in the prior year, largely as a result of more efficiency in bottling resulting from the closure of the Richmond plant in April 2007 and line improvements in the Edmonton plant, that were partially offset by higher discounts, rebates and slotting fees as a percentage of gross sales.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses for the quarter ended November 30, 2008 were $2,015,062 compared to $3,379,465 for the same quarter of the previous year representing a decrease of 40.4% . The decrease of $1,364,403 is the effect of:

  lower selling and marketing costs, before the U.S. dollar exchange impact, of $931,418;
  lower administration costs of $73,304;
  lower bottling plant expenses of $43,936;
  lower warehousing costs of $15,397; and
  lower reported selling, general and administration costs from the effects of U.S. dollar exchange rates of $300,348.

Selling, general and administration expenses for the nine months ended November 30, 2008 were $7,603,349 compared to $9,786,945 for the first nine months of the previous year representing a decrease of 22.3% . The decrease of $2,183,596 is the net effect of:

  an increase in warehousing costs, before the U.S. dollar exchange impact, of $63,765; and
  higher reported selling, general and administration costs from the effects of U.S. dollar exchange rates of $62,221; offset by, lower selling and marketing costs of $1,332,574;
  lower administration costs of $455,882;
  lower costs in the nine months ended November 30,
  2008 as compared to the same period of the prior year due to plant relocation costs in the amount of $363,413 in the nine months ended November 30, 2007 that were non-recurring; and
  a decrease in bottling plant expenses of $157,713.
4	Q3 REPORT • Leading Brands, Inc

OTHER EXPENSES AND INCOME

For the quarter ended November 30, 2008 amortization of property, plant and equipment decreased as compared to the same quarter in the prior year due to the effects of U.S. dollar exchange rates. Amortization was higher in Canadian dollars due to additions of equipment in the bottling plant to improve plant efficiencies. For the nine months ended November 30, 2008 amortization of property, plant and equipment was higher than the same period of the prior year for the reasons mentioned above.

In the quarter ended November 30, 2008, interest on long-term debt decreased from $103,398 to $67,456 due to lower interest rates on variable interest rate debt and the effect of U.S. dollar exchange rates, partially offset by higher average borrowing levels from capital leases for the bottling plant equipment mentioned above. Interest on current debt decreased from $35,356 to $29,736 due to lower average borrowing levels, lower interest rates on the Company’s operating line of credit, and the effect of U.S. dollar exchange rates.

In the nine months ended November 30, 2008, interest on long term debt decreased from $273,978 to $242,449 due to lower interest rates on variable interest rate debt, partially offset by higher borrowing levels from the capital leases mentioned above. Interest on current debt decreased from $145,693 to $108,459 due to lower average borrowing levels and lower interest rates on the Company’s operating line of credit.

For the quarter ended November 30, 2008, the Company recorded other income of $3,967 from interest on government treasury bills compared to $50,508 in the same quarter of the prior year on short-term securities. For the nine months ended November 30, 2008 the Company recorded interest income of $29,821 from interest on government treasury bills and short-term securities compared to $61,942 in the same period of the prior year on short-term securities.

For the quarter ended November 30, 2008, the Company recorded a loss on contract settlement in the amount of $267,697 related to the early termination of a warehouse lease.

For the nine months ended November 30, 2007, the Company recorded other income of $1,226,506 related to the termination of the Hansen’s contract.

For the quarter ended November 30, 2008, the Company recorded a net gain on sale of assets in the amount of $259,409, resulting from a gain on the sale of its spring site, to a company with a director in common with the Company, in the amount of $264,163 that was partially offset by a loss on disposal of vehicles and office equipment in the amount of $4,754.

For the nine months ended November 30, 2008, the Company recorded a net gain on sale of assets in the amount of $239,514, resulting from a gain on the sale of its spring site, to a company with a director in common with the Company, in the amount of $264,163 that was partially offset by a loss on disposal of vehicles and office equipment in the amount of $24,649. For the nine months ended November 30, 2007, the Company recorded a loss on sale of assets in the amount of $48,554 on disposal of vehicles and office equipment.

For the quarter ended November 30, 2008, the Company recorded a mostly non-cash income tax recovery of $139,289 corresponding to operating losses in the Canadian operating entities, compared to $31,000 in the corresponding quarter of the prior year. For the nine months ended November 30, 2008, the Company recorded a mostly non-cash income tax recovery of $143,933 corresponding to operating losses in the Canadian operating entities, as compared to $330,668 in the nine months ended November 30, 2007. Future income tax assets in other operating entities were offset by a valuation allowance.

Leading Brands, Inc • Q3 REPORT	5

Summary of Quarterly Results

	November 30		August 31		May 31		February 29/28
	2008	2007	2008	2007	2008	2007	2008	2007
Net sales / operating revenue	$5,392,430	$7,447,774	$7,892,456	$7,216,071	$8,155,159	$9,537,711	$6,920,119	$8,725,111
Net loss	$(465,239)	$(1,642,819)	$(282,793)	$(1,458,592)	$(555,911)	$(185,081)	$(2,128,269)	$(3,555,670)
Net loss per share	$(0.02)	$(0.08)	$(0.01)	$(0.08)	$(0.03)	$(0.01)	$(0.11)	$(0.23)
Net loss per share, diluted	$(0.02)	$(0.08)	$(0.01)	$(0.08)	$(0.03)	$(0.01)	$(0.11)	$(0.23)

In all quarters, loss before extraordinary items and loss per share before extraordinary items are the same as net loss and net loss per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

CASH FLOWS

Cash provided by	Three months ended	Three months ended
(used in):	November 30, 2008	November 30, 2007	Change
Operating activities	$(694,251)	$(316,187)	$(378,064)
Investing activities	$230,504	$(709,499)	$940,003
Financing activities	$(318,093)	$953,326	$(1,271,419)

The decrease in cash from operating activities for the three months ended November 30, 2008 as compared to the quarter ended November 30, 2007 was the result of less cash utilized to fund operating losses in the amount of $776,714 due to improved operating performance, offset by less cash generated from non-cash operating working capital items of $1,154,778. In the quarter ended November 30, 2008, cash was utilized to fund accounts receivable in the amount of $854,292, mostly due to an invoice processing delay from a major customer that was resolved in December. Cash was also utilized to reduce accounts payable and accrued liabilities in the amount of $136,748 due to normal seasonal volume reductions. Seasonal inventory reductions generated $731,661 and prepaid expense reductions generated $210,153, due to amortization of slotting fees, prepaid insurance premiums and prepaid property taxes. In the quarter ended November 30, 2007 the Company generated cash from the seasonal reduction of accounts receivable in the amount of $541,801, the seasonal reduction of inventory in the amount of $87,883, the reduction of prepaid expenses in the amount of $80,965 and an increase in accounts payable of $394,903.

In the quarter ended November 30, 2008, the Company generated cash from the sale of assets in the amount of $415,571 resulting from the sale of its spring site in the amount of $382,078 and the sale of vehicles in the amount of $33,493. The Company utilized cash for the purchase of equipment for the bottling plant in the amount of $179,467 and office equipment in the amount of $5,600. In the quarter ended November 30, 2007 the Company utilized $694,135 for the purchase of equipment for the bottling plant and $15,364 for the purchase of office equipment.

The Company decreased bank indebtedness by $68,833 in the quarter ended November 30, 2008 compared to an increase of $1,051,781 in the same quarter of the prior year.

Cash provided by	Nine months ended	Nine months ended
(used in):	November 30, 2008	November 30, 2007	Change
Operating activities	$(1,581,315)	$(2,864,723)	$1,283,408
Investing activities	$(162,344)	$(1,703,207)	$1,540,863
Financing activities	$89,567	$8,720,637	$(8,631,070)

The decrease in cash utilized in operating activities for the nine months ended November 30, 2008 as compared to the nine months ended November 30, 2007 was the result of less cash utilized to fund operating losses in the amount of $1,921,181 due to improved operating performance offset by more cash utilized for non-cash operating working capital items of $637,773. In the nine months ended November 30, 2008, cash was utilized to fund accounts receivable, partially due to an invoice processing delay from a major customer that was resolved in December, compared to cash generated from accounts receivable in the same period of the prior year. Cash was utilized in the payment of prepaid expenses in the nine months ended November 30, 2008 compared to a reduction in prepaid expenses in the same period of the prior year mostly due to prepaid slotting fees.

The use of cash for investing activities in the nine months ended November 30, 2008 was primarily for the purchase of equipment for the bottling plant in the amount of $532,389

6	Q3 REPORT • Leading Brands, Inc

compared to $2,073,836 in the same period of the prior year, with the remaining amount spent on office equipment, building improvements, computers, software and vehicles. In the nine months ended November 30, 2008, the Company generated $416,163 from the sale of its spring site and other assets and in the nine months ended November 30, 2007, the Company generated $164,436 from the sale of certain equipment from the Richmond bottling plant and $235,711 from the sale of vehicles.

The difference in cash generated from financing activities over the same period of the prior year results from the share issuance in the nine months ended November 30, 2007 that was non-recurring.

Liquidity and Capital Resources

As at November 30, 2008, the Company had working capital of $734,307 and an unused portion of the revolving bank line of credit of $534,000 (the revolving line of credit has a limit of $4,446,000 ($5,500,000 Canadian) subject to the availability of eligible collateral and at November 30, 2008, the actual limit based on eligible collateral was $2,887,000).

The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at November 30, 2008.

Considering the positive working capital position, including the cash on hand at November 30, 2008, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Changes in Accounting Policies including Initial Adoption

On March 1, 2008, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants relating to inventories and disclosures of capital structure and financial instruments more fully described in Note 1 to the quarterly financial statements.

Related Party Transactions

Significant transactions with related parties are disclosed in the Company’s annual financial statements.

The Company reported a gain on sale of assets of $264,163 resulting from the sale of its spring site to a company with a director in common with the Company.

Disclosure of Outstanding Share Data

At January 7, 2009, the Company had 19,958,124 issued and outstanding common shares, 2,308,332 issued and outstanding stock options, of which 1,000,414 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Leading Brands, Inc • Q3 REPORT	7

Leading Brands, Inc.

Consolidated Balance Sheet

(UNAUDITED)	November 30	February 29
(EXPRESSED IN UNITED STATES DOLLARS)	2008	2008

ASSETS
Cash and cash equivalents	$862,907	$2,932,557
Accounts receivable	2,196,269	2,366,640
Inventory (Note 2)	3,036,990	4,661,553
Prepaid expenses and deposits (Note 3)	461,523	406,684
	6,557,689	10,367,434

Property, plant and equipment	7,735,968	9,868,061
Trademarks and rights	88,084	110,687
Goodwill (Note 4)	2,711,029	3,406,687
Future income taxes (Note 5)	3,781,145	4,583,126
	$20,873,915	$28,335,995

LIABILITIES
Bank indebtedness	$2,352,995	$2,117,751
Accounts payable and accrued liabilities	2,418,818	3,969,176
Current portion of long-term debt (Note 6)	1,051,569	1,271,072
	5,823,382	7,357,999

Long-term debt (Note 6)	3,318,890	5,025,821
	9,142,272	12,383,820

SHAREHOLDERS’ EQUITY
Share capital (Note 7)
Common shares	32,680,978	32,680,978
Contributed surplus	6,504,717	6,289,432
Accumulated other comprehensive income -
currency translation adjustment	1,829,522	4,961,396
Deficit	(29,283,574)	(27,979,631)
	11,731,643	15,952,175
	$20,873,915	$28,335,995

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

8	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc.

Consolidated Statement of Loss and Comprehensive Loss

(UNAUDITED)		Three months	Three months	Nine months	Nine months
(EXPRESSED IN UNITED STATES DOLLARS)		ended	ended	ended	ended
		November 30,	November 30,	November 30,	November 30,
		2008	2007	2008	2007

Gross Sales		$6,226,396	$8,561,725	$24,846,676	$27,442,893
Less: Discounts, rebates and slotting fees		(833,966)	(1,113,951)	(3,406,632)	(3,241,337)
Net Sales		5,392,430	7,447,774	21,440,044	24,201,556

Cost of sales		3,714,436	5,465,734	14,401,024	18,341,880
Selling, general and administration expenses		2,015,062	3,379,465	7,603,349	9,786,945
Amortization of property, plant and equipment		165,947	187,928	534,277	504,096
Amortization of deferred costs and other		—	220	—	6,018
Interest on long-term debt		67,456	103,398	242,449	273,978
Interest on current debt		29,736	35,356	108,459	145,693
Interest income		(3,967)	(50,508)	(29,821)	(61,942)
(Gain)/loss on sale of assets (Note 8)		(259,409)	—	(239,514)	48,554
Loss/(gain) on contract settlement (Note 8)		267,697	—	267,697	(1,226,506)
		5,996,958	9,121,593	22,887,920	27,818,716

Net loss before taxes		(604,528)	(1,673,819)	(1,447,876)	(3,617,160)

Income tax recovery (expense)		139,289	31,000	143,933	330,668

Net loss		(465,239)	(1,642,819)	(1,303,943)	(3,286,492)

Foreign exchange translation adjustment		(2,005,118)	1,025,306	(3,131,874)	2,287,800

Comprehensive loss		$(2,470,357)	$(617,513)	$(4,435,817)	$(998,692)

Loss per share - basic and diluted	$	(0.02)	$(0.08)	$(0.07)	$(0.18)

Weighted average number of shares
outstanding - basic and diluted		19,958,124	19,951,877	19,958,124	17,902,768

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc • Q3 REPORT	9

Leading Brands, Inc.

Consolidated Statement of Cash Flows

(UNAUDITED)	Three months	Three months	Nine months	Nine months
(EXPRESSED IN UNITED STATES DOLLARS)	ended	ended	ended	ended
	November 30,	November 30,	November 30,	November 30,
	2008	2007	2008	2007
Cash provided by (used in)

OPERATING ACTIVITIES
Net loss	$(465,239)	$(1,642,819)	$(1,303,943)	$(3,286,492)
Items not involving cash
Depreciation and amortization	165,947	188,148	534,277	510,114
(Gain) loss on sale of assets (Note 8)	(259,409)	—	(239,514)	48,554
Changes in non-cash operating working
capital items (Note 9)	(49,226)	1,105,552	(642,221)	(4,448)
Future income taxes	(139,299)	(30,926)	(145,199)	(329,724)
Stock based compensation expense	52,975	63,858	215,285	197,273
	(694,251)	(316,187)	(1,581,315)	(2,864,723)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(185,067)	(709,499)	(578,507)	(2,103,354)
Proceeds on sale of property, plant and equipment	415,571	—	416,163	400,147
	230,504	(709,499)	(162,344)	(1,703,207)
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(68,833)	1,051,781	835,434	(513,508)
Issuance of common shares, net of issuance costs	—	(50,217)	—	9,147,952
Proceeds from issuance of long-term debt	—	1,080,355	72,089	1,374,041
Repayment of long-term debt	(249,260)	(1,128,593)	(817,956)	(1,287,848)
	(318,093)	953,326	89,567	8,720,637

Effects of changes in foreign currency rates on cash and
cash equivalents	(250,590)	208,826	(415,558)	208,826
Increase (decrease) in cash and cash equivalents	(1,032,430)	136,466	(2,069,650)	4,361,533
Cash and cash equivalents, beginning of period	1,895,337	4,225,067	2,932,557	—
Cash and cash equivalents, end of period	$862,907	$4,361,533	$862,907	$4,361,533

Interest paid	$104,909	$142,293	$366,185	$411,346
Interest received	$3,522	$51,882	$29,240	$51,882
Income tax paid (recovered)	$10	$(74)	$1,266	$(944)

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.
The accompanying notes are an integral part of these consolidated financial statements.

10	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Notes to Consolidated Financial Statements
For the periods ended November 30, 2008
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

Results of operations for interim periods are not necessarily indicative of annual results.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Interim financial reporting

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements

Adoption of new accounting standards

a)	Inventories

Effective March 1, 2008, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants – Section 3031 “Inventories” without restatement of the results of operations of prior periods. The adoption of Section 3031 had no impact on the financial statements.

b)

Capital disclosures and financial instruments – disclosures and presentation Effective March 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”; Section 3862 “Financial Instruments – Disclosures”; and Section 3863 “Financial Instruments – Presentation”.

i)

Section 1535 establishes guidelines for the disclosure of information on the Company’s capital and how it is managed. This enhanced disclosure enables users to evaluate the Company’s objectives, policies and processes for managing capital. Capital disclosures are provided in Note 10 of these financial statements.

ii)

Section 3862 and 3863 replaced the existing Section 3861 “Financial Instruments – Disclosure and Presentation.” Section 3862 requires enhanced disclosure on the nature and extent of financial instrument risks and how the Company manages those risks. Section 3863 carries forward the existing presentation requirements and provides additional guidance for the classification of financial instruments. Financial risk management disclosures are provided in Note 11 of these financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and short-term investments with original maturities of less than three months.

2. INVENTORY

	November 30, 2008	February 29, 2008
Finished goods	$1,666,039	$2,343,997
Raw materials	1,370,951	2,317,556
	$3,036,990	$4,661,553

3. PREPAID EXPENSES AND DEPOSITS

	November 30, 2008	February 29, 2008
Slotting fees	$305,438	$195,737
Insurance premiums	98,959	73,597
Rental deposits and other	57,126	137,350
	$461,523	$406,684

4. GOODWILL

Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the goodwill balance from February 29, 2008 is due to currency translation adjustments.

5. INCOME TAXES

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable

Leading Brands, Inc • Q3 REPORT	11

amount. Significant management judgment is required in determining the provision for income taxes, the future income tax assets and liabilities and any valuation allowance recorded against the net future income tax assets. Management evaluates all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance.

6. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. As at November 30, 2008, the Company was in compliance with these covenants and the bank has indicated that it does not expect repayment of the loan other than as scheduled. Accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

7. SHARE CAPITAL

Common share capital
Outstanding at February 29, 2008 and November 30, 2008		19,958,124

	Issued and	Weighted
Stock options cancelled and expired	outstanding	average
since August 31, 2008	options	exercise price
Outstanding at August 31, 2008	2,478,332	$1.04
Cancelled	(70,000)	1.47
Expired	(100,000)	1.00
Outstanding at November 30, 2008	2,308,332	$1.03

At November 30, 2008 there were 986,800 vested options outstanding at an average exercise price of $1.148.

	Issued and
	outstanding	exercise price
Common share purchase warrants	warrants

Outstanding at February 29, 2008 and
November 30, 2008	1,817,001	$3.95

Each common share purchase warrant is exercisable for the purchase of one common share and all of the warrants expire on February 9, 2013. Subject to certain exclusions, the exercise price of the warrants is adjustable downwards to a minimum of $3.29 in the event that the Company issues new shares at a price lower than the exercise price.

8. GAIN ON SALE OF ASSETS AND LOSS/GAIN ON CONTRACT SETTLEMENTS

In the quarter ended November 30, 2008, the Company recorded a net gain on sale of assets in the amount of $259,409, resulting from a gain on the sale of its spring site in the amount of $264,163, to a company with a director in common with the Company, which was partially offset by a loss on disposal of equipment in the amount of $4,754.

Also, in the quarter ended November 30, 2008, the Company recorded a loss on contract settlement in the amount of $267,697 related to the early termination of a warehouse lease at a substantial net discount.

In the nine month period of the prior year ended November 30, 2007, the Company recorded other income of $1,226,506 resulting from the termination of a distribution agreement regarding the distribution of certain beverages in Canada.

9. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months ended	Three months ended	Nine months ended	Nine months ended
	November 30,	November 30,	November 30,	November 30,
	2008	2007	2008	2007

Accounts receivable	$(854,292)	$541,801	$(268,743)	$1,292,592

Inventory	731,661	87,883	710,198	936,270

Prepaid expenses	210,153	80,965	(199,052)	547,638

Accounts payable and accrued liabilities	(136,748)	394,903	(884,624)	(2,780,948)

Changes in non- cash operating working capital items	$(49,226)	$1,105,552	$(642,221)	$(4,448)

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and benefits for other stakeholders, and to maintain financial flexibility in, or to take advantage of, opportunities as they arise.

12	Q3 REPORT • Leading Brands, Inc

In the management of capital, the Company includes shareholder’s equity, cash and temporary investments, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or issue new debt to replace existing debt with different characteristics.

The Company uses its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items, and funds large capital expenditure projects through long-term debt. The Company has a demand revolving operating bank loan with a credit limit of $4,446,000 ($5,500,000 Canadian) subject to the availability of eligible collateral. The actual limit based on eligible collateral at November 30, 2008 was $2,887,000. The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at November 30, 2008.

11. FINANCIAL RISK MANAGEMENT

The Company is exposed to various risks with respect to its financial assets and liabilities. The following analysis provides a measure of the risks as at the balance sheet date of November 30, 2008.

Credit risk

The Company’s credit risk is primarily attributable to its accounts receivable. The risk arises from client’s potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of the provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

The Company’s cash equivalents and short-term investments are held in government treasury bills.

As at November 30, 2008, the Company is exposed to credit risk through the following assets:

	November 30, 2008	February 29, 2008
Trade receivables	$1,941,610	$2,387,823
Other receivables	395,459	192,881
Allowance for doubtful accounts	(140,800)	(214,064)
	$2,196,269	$2,366,640

The Company’s customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the quarter ended November 30, 2008, the Company’s ten largest customers comprised approximately 83% of sales compared with 64% in the last fiscal year ended February 29, 2008 and no one customer comprised more than 46% of sales compared with 33% in the last fiscal year ended February 29, 2008. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

Of the trade receivables outstanding at November 30, 2008, 70.7% are not due and 29.3% are between 30 and 60 days overdue but are not impaired.

The Company’s other receivables balance was mostly due to an amount receivable for the sale of its spring site for which payment was received in December 2008.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10. The Company maintains detailed forecasts as well as long-term operating and strategic plans.

Market risk

a)

Currency risk – The Company concludes sales in U.S. dollars to customers in the U.S. and other foreign coun- tries. The Company also purchases raw materials as well as equipment in U.S. dollars . Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. dollars. The Company has not hedged its exposure to currency fluctuations.

At November 30, 2008, the Company’s accounts receiv- able balances included $223,000 denominated in U.S. dollars ($670,000 as at February 29, 2008), the Company’s accounts payable and accrued liabilities balance included $688,000 denominated in U.S. dollars ($659,000 as at February 29, 2008) and the Company’s bank indebtedness balance included $26,000 denominated in U.S. dollars ($378,000 as at February 29, 2008).

As at November 30, 2008, all other factors being equal, a 0.05 U.S. dollar rise per Canadian dollar would have an unfavorable impact of approximately $22,000 on net earn- ings for the quarter. A 0.05 US/Canadian dollar decrease would have a positive impact of similar magnitude.

Leading Brands, Inc • Q3 REPORT	13

b)

Interest rate risk – The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness is used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company. As at November 30, 2008 the Company has long term debt with its primary lender and bank indebtedness relating to the Company’s operating line of credit at variable interest rates which are the Company’s main source of interest rate risk. The Company also has certain long-term capital leases at fixed rates.

As at November 30, 2008, the Company had short and long-term debt with variable interest rates in the amount of $4,845,000. A 1.0% increase in the interest rate on average borrowing levels for the period from September 1, 2008 to November 30, 2008 would have an unfavorable impact of approximately $12,000 on net earnings for the quarter. A 1.0% decrease in the interest rate would have a positive impact of similar magnitude.

12. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

13. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

14	Q3 REPORT • Leading Brands, Inc

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free:     1-866-685-5200
Website:      www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Jody Christopherson
VP of DSD

Donna Louis, CGA
Chief Financial Officer

Ralph D. McRae
Chairman, President and
Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
Executive Vice-President

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200   Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

Leading Brands, Inc • Q3 REPORT	15